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                             June 16, 2023

       Jay Madhu
       Chief Executive Officer
       Oxbridge Acquisition Corp.
       Suite 201, 42 Edward Street
       Georgetown, Grand Cayman
       P.O. Box 469, KY1-9006
       Cayman Islands

                                                        Re: Oxbridge
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 6, 2023
                                                            File No. 333-270848

       Dear Jay Madhu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Background of the Business Combination
       The Oxbridge Board's Reasons for the Approval of the Business Combination, page 109

   1. We note your response to prior comment 8 and reissue the comment. Please revise to provide a basis for
your statement that the    Oxbridge Board believes the [private aviation]
                                                        industry can expand to
$80 billion by 2025.
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
June       NameOxbridge Acquisition Corp.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
Opinion of Stanton Park Advisors, LLC, page 114

2. Your revised disclosure in response to prior comment 18 states that the opinion of Stanton
         Park Advisors stated that the total merger consideration is within or below a range suggested by certain financial analysis. However, we note that Stanton delivered its opinion that the purchase price to be paid by Oxbridge is fair from a financial point of view to the public stockholders of Oxbridge. Please clarify how Stanton determined that the purchase price is fair from a a financial point of view if the total merger consideration is below a range suggested by certain financial analysis.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Jet
Token, page 169

3. We note your revisions to your disclosure based on comment 12. Please further revise your discussion of changes for each period presented to address the following items:

                For the three month period ended March 31, 2023, the revenues detailed on page 170 total approximately $1.6 million. However, total revenues are noted to be approximately $1.9 million. Please revise as necessary.
                For each period presented, you have included discussion of gross profit (loss) for an amount that is not consistent with the gross profit (loss) presented in the table on page
              170 or the amount included in your financial statements. Please revise as necessary.
                Please revise your discussion of changes in cost of revenues to fully explain the change year over year. In this regard, we note cost of revenue in 2022 was approximately $19.8 million. However, you have discussed amounts that total approximately $4.5 million. In addition, in the last paragraph of your cost of sales
              discussion, you state    In total, it cost $2.9 million to
operate these aircraft in 2022
              compared to $0.7 million in 2021.    Please tell us how you
determined the amounts
              included in this sentence and revise your disclosure.
                It appears you have commingled the discussion of general and administrative expenses with the change in operating expenses under the heading Operating
              Expenses    for both the quarterly and annual periods. We note
you discuss sales and
              marketing and research and development in this paragraph, as well as in separate paragraphs. Please revise your disclosure.
                Please revise the heading in the table on the bottom of page 170 to correctly identify the information for the three months ended March 31, 2022. Currently, both columns are marked 2023.
Liquidity and Capital Resources, page 174

4. Please revise to include a discussion of Jet Token's liquidity and capital resources for the three months ended March 31, 2023.
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
June       NameOxbridge Acquisition Corp.
     16, 2023
June 16,
Page 3 2023 Page 3
FirstName LastName
Share Purchase Agreement, page 185

5.       We note your response to prior comment 16 and reissue it in part.
Please expand
         your disclosure to discuss the pricing provisions included in Section
6.01 of the Share
         Purchase Agreement. In that regard, we note that the agreement specifies that the per-
         share purchase amount shall be equal to 90% of the average daily closing price during the draw down pricing period.
Beneficial Ownership of Securities, page 215

6. Your revised disclosure in response to prior comment 17 reflects that GEM Yield
         Bahamas Limited will hold in excess of 20% of JET.AI common stock following the business combination and that such interest consists of shares of common stock issuable upon the exercise of the GEM Warrant. This disclosure appears inconsistent with your disclosure elsewhere that following the business combination the GEM warrant entitles
         GEM to purchase 6% of outstanding common stock of JET.AI on a fully diluted basis.
         Please revise or advise. In addition, please disclose the natural person or persons who directly or indirectly exercise sole or share voting or investment control over the shares held by GEM Yield Bahamas Limited. Refer to Item 403 of Regulation S-K and Exchange
         Act Rule 13d-3.
General

7. We note your response to prior comment 23 regarding the sources of your industry and market data. Please revise your disclosure throughout the proxy statement/prospectus to provide more details for each of the cited sources, including the titles and dates of any reports.
8. We note that Maxim Group, LLC. was the underwriter for Oxbridge's initial public offering and has advised on the business combination transaction with Jet Token. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Maxim Group, LLC. that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for
         Oxbridge   s initial public offering.
9. Please obtain and file a revised legality opinion that opines on all relevant securities being registered pursuant to the registration statement. In that regard, we note that Exhibit 107 reflects 7,918,408 newly issued and issuable securities.
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
June       NameOxbridge Acquisition Corp.
     16, 2023
June 16,
Page 4 2023 Page 4
FirstName LastName
        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly
Calder, Assistant Chief Accountant. at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at
202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Hallie Heath